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SEC Mail Processing Section

MAR 05 2018

Washington DC 408

SEC FILE NUMBER
8-66892

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merger & Acquisition Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 East 53rd Street
(No. and Street)

New York (City) New Jersey (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-241-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Ste. 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Merger & Acquisition Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Merger & Acquisition Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Merger & Acquisition Capital, LLC's management. Our responsibility is to express an opinion on Merger & Acquisition Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Merger & Acquisition Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - the Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Merger & Acquisition Capital, LLC's financial statements. The supplemental information is the responsibility of Merger & Acquisition Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - the Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Merger & Acquisition Capital, LLC's auditor since 2008.
White Plains, New York
February 28, 2018

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Current assets:	
Cash	$ 520,069
Loan receivable	3,000
Fees receivable	275,000
Prepaid expenses	9,039
Total assets	$ 807,108

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and accrued expenses	$ 90,265
Members' equity	$ 716,843
Total liabilities and members' equity	$ 807,108

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Income:	
Investment advisory	$ 2,374,256
Other	6
Total revenue	$ 2,374,262
Expenses:	
Bonus expense	214,883
Operating expenses	158,024
Consulting fees	68,237
Regulatory, licensing and fees	16,281
Total expenses	457,425
Net Income	$ 1,916,837

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, January 1, 2017	$ 55,006
Less: member distributions	(1,255,000)
Net income	1,916,837
Balance, December 31, 2017	$ 716,843

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 1,916,837
Adjustments to reconcile net income to	
Cash from operating activities:	
Depreciation	127
Increase in fees receivable	(275,000)
Increase in prepaid expenses	(1,330)
Increase in accrued expenses/accounts payable	79,487
Net cash provided by operating activities	1,720,121
Cash flows from financing activities:	
Member distributions	(1,255,000)
Net cash used in financing activities	(1,255,000)
Net increase in cash	465,121
Cash at beginning of period	54,948
Cash - at December 31, 2017	$ 520,069

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Statement of Significant Accounting Policies:

Organization:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.
The Company was formerly named Merger & Acquisition Capital Services, Inc. During 2014, the Company merged into MASCAP, LLC and was renamed Merger & Acquisition Capital Services, LLC.

Revenue recognition:

Income is recognized upon the finalization of each individual transaction and after the approval has been received from the respective states' Department of Insurance.

Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2014, 2015 and 2016.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

MERGER & ACQUISITION CAPITAL SERVICES.

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Statement of Significant Accounting Policies: (continued)

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $429,804 which exceeded its requirement of $6,018 by $423,786. The Company had a ratio of aggregate indebtedness to net capital of .21 to 1 as of December 31, 2017.

3 Subsequent Events Evaluation:

Management has evaluated subsequent events through February 27 , 2018 the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

MERGER & ACQUISITION CAPITAL SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1of the Securities and Exchange Commission

DECEMBER 31, 2017

Members' equity		$ 716,843
Non-allowable assets:		
Loan receivable		3,000
Prepaid expenses		9,039
Fees receivable		275,000
Total non-allowable assets		287,039
Net Capital		429,804
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		6,018
Excess net capital		$ 423,786
Ratio of aggregate indebtedness to net capital		.21 to 1
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 90,265
Less discretionary bonus		-
		$ 90,265

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2017):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	431,661
Net capital per above	429,804
Difference	(1,857)
Explanation of difference:	
Decrease in non-allowable assets	2,095
Audit adjustments decreasing net income	(3,952)
	(1,857)

MERGER & ACQUISITION CAPITAL SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE II- Computation for Determining Reserve Requirements Under Rule 15c3-3of the Securities and Exchange Commission

DECEMBER 31, 2017

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE III- Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Member
of Merger & Acquisition Capital, LLC

We have reviewed management's statements, included in the accompanying Merger & Acquisition Capital Services, LLC Exemption Report, in which (1) Merger & Acquisition Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Merger & Acquisition Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Merger & Acquisition Capital, LLC stated that Merger & Acquisition Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Merger & Acquisition Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Merger & Acquisition Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 28, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

Merger & Acquisition Capital Services, LLC (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Wilmington Securities LLC".

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2017, without exception.

I, Robert Calamunci, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Merger & Acquisition Capital Services, LLC

Dated: 2/28/18

By: ______________________

Robert Calamunci, Chief Financial Officer

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Merger & Acquisition Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Merger & Acquisition Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Merger & Acquisition Capital, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Merger & Acquisition Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merger & Acquisition Capital, LLC's management is responsible for Merger & Acquisition Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66892 FINRA DEC
Merger & Acquisition Capital Services, LLC
320 Ease 53rd Street
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Calamunci 732-241-4686

2. A.	General Assessment (item 2e from page 2)	$3,561
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/25/17 Date Paid	(1,704)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,857
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,857
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $1,857	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Merger & Acquisition Capital Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of January, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2017
and ending Dec 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,374,262
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$2,374,262
2e. General Assessment @ .0015 Rate effective 1/1/2017	$3,561 (to page 1, line 2.A.)

MERGER & ACQUISITION CAPITAL SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2017